

Mail Stop 4631

February 10, 2017

<u>Via E-Mail</u>
Mr. Huang Jiancong
Chief Executive Officer
ZK International Group Co., Ltd.
c/o Wenzhou Zhengkang Industrial Co., Ltd.
No. 678 Dingxiang Road, Binhai Industrial Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province
People's Republic of China 325025

> **Re: ZK International Group Co., Ltd.**
> **Draft Registration Statement**
> **Submitted January 17, 2017**
> **CIK No. 0001687451**

Dear Mr. Huang:

　　We reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Provide us copies of any artwork that you intend to use as soon as possible for our review. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

2. Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note several places in your prospectus where it appears that you may have omitted some text. For example, please see the first paragraph of the risk factor entitled "We may incur liability for unpaid taxes . . ." on page 13 and disclosure in the section entitled "Regulations on Patents" on page 63. Please review and revise your prospectus as necessary to address omitted information.

Registration Statement's Facing Page

4. Provide the information required for the agent for service.

Closing of Offering, page 12

5. Please briefly explain the terms of the escrow pertaining to the release of funds to the company. For example, will funds be released to the company as soon as the minimum is reached, or only upon a closing date to be determined?

We may incur liability for unpaid taxes, including interest and penalties, page 13

6. We note your risk factor disclosure which states that you may need to accept unfavorable contract terms from your clients, including the accrual of accounts receivable for the delivery of products until the completion of certain construction projects, without recognizing revenue in the interim. Please clarify for us and in your document whether or not this situation exists as of your balance sheet dates. We are unable to locate any disclosure of deferred revenues associated with accounts receivable in your financial statements.

Our officers and/or directors will control a majority of our Ordinary Shares…, page 24; Principal Shareholders, page 70; Note 1 – Organization and Nature of Operations, ZK International Group Co., Ltd. ("ZK International"), page F-7

7. Expand the disclosure on pages 24 and 70 to indicate that the persons to whom ZK International's equity interest was transferred on October 12, 2015 entered into an agreement on May 13, 2015 to vote their shares in concert in ZK International, as described in Note 1 to your audited financial statements. Additionally, file the May 13, 2015 agreement as an exhibit to the registration

statement and, advise what consideration you have given to filing any agreement relating to the October 12, 2015 equity transfer as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

As a "controlled company" under the rules of the Nasdaq Capital Market . . .", page 25

8. Elsewhere, you state that Mr. Huang owns 45% of the company's ordinary shares. Please clarify whether the majority voting power you cite in this risk factor is attributable to his control of the remaining shares by way of the voting agreement discussed in Note 1 to your audited financial statements.

Use of Proceeds, page 29

9. Please briefly explain the steps the company expects to take in order to remit proceeds of the offering into China. We note your risk factor disclosure generally describing applicable regulations, but please address the company's remittance plan in the Use of Proceeds section. For example, do you expect to loan the proceeds to your subsidiaries, or make an investment? What steps must the company take and how long do you expect the process to continue before you can use the proceeds of the offering? Also, please note that the risk factor you cite in the Use of Proceeds section does not appear in your document. We assume that you meant to refer to a risk entitled "PRC regulation of loans and direct investment . . ." on page 21.

Capitalization Tables, page 32

10. Please note the requirement to include information in the capitalization tables as of a date within 60 days of the filing date. See Item 3(B) of Form 20-F.

Liquidity and Capital Resources, Page 39

11. Cash used in operating activities both in fiscal years 2015 and 2016 appears to be significantly impacted by changes in working capital components, including accounts receivable, advances to suppliers, advance from customers, and inventories. In this regard, please expand your disclosures to discuss the underlying factors for such changes rather than repeating what is shown on the statement of cash flows. As part of your discussion, please consider providing financial measures such as "days sales outstanding," "days payables outstanding," and "inventory turnover" ratios which may be relevant to a reader of your financial statements. See Section IV.B of Release No. 33-8350. In addition, please consider expanding your risk factor discussion to address risks related the impact of negative operating cash flows which appear to be due to increases in accounts receivable.

12. We note your accounts receivable increased by $8.6 million between September 30, 2015 and 2016 while revenues increased by $1.8 million. Please tell us and disclose:

- the underlying factors for the significant increase in accounts receivable in comparison to revenues during the period;

- your typical payment terms with customers (i.e., 30 days, 60 days);

- an aging schedule that details the accounts receivable amounts outstanding at the balance sheet dates by categories of time (i.e., over 30 days, over 90 days, over six months, over one year, one two years, over three years, etc.);

- the amount that has been subsequently collected for each category presented in the aging schedule;

- any customers that individually comprised a significant concentration of your accounts receivable at the balance sheet dates; and

- when you expect outstanding amounts to be collected and the factors that you consider when assessing outstanding amounts for collectability.

13. To the extent that collectability of accounts receivable may impact your future liquidity, please also enhance your liquidity and capital resources discussion to address the potential impact. Furthermore, please revise your balance sheet to reclassify any portion of accounts receivable that are not expected to be collected within one year as "non-current."

Credit Facility, page 41

14. Advise what consideration you have given to filing the loan agreements as exhibits to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Properties, page 64

15. Disclosure indicates that you lease your properties. Advise what consideration you have given to filing the lease agreements for these properties as exhibits to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Board Committees, page 67

16. Please tell us supplementally when you expect to establish your audit, nominating and compensation committees.

Employment Agreements, page 69

17. We note your disclosure that you have employment agreements with your officers. Please disclose whether you have an employment agreement with Mr. Jiancong Huang, and, if so, summarize the employment agreement's principal provisions. Additionally, file the employment agreement as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Related Party Transactions, page 70

18. We note your disclosure which states that acquisition costs for certain entities were not paid for acquisitions done by contracts and industrial and commercial registration. We further note your disclosure which states, considering the condition, the acquisition cost was recorded in additional paid-in capital in the consolidated financial statements.   Please explain your accounting for these acquisitions as we note elsewhere in your document that you state these acquisitions were between and among entities under common control.

Principal Shareholders, page 70

19. We are unable to locate the narrative text to which footnotes (1) and (2) to the table relate. Please revise.

20. We note your statement that all persons in the table have sole voting and investment power for all Ordinary Shares. Please reconcile this statement with the fact that the shareholders have entered into an agreement to vote their shares in concert, as described in Note 1 to your audited financial statements. Clarify whether, under this agreement, any one or more shareholders control the vote of the other shareholders. In this regard, we note disclosure on page 25 that your principal shareholder will beneficially own a majority of the voting power of the company after the offering. Since he is shown as owning only 45% of the company's shares, we assume that he controls the votes of the other shareholders under this voting agreement.

21. Disclosure in Note 17 to your audited financial statements states that the company has agreed to issue shares to three individuals who paid the company $231,000 to fund its operations in December 2016. Please disclose whether any of these

individuals are persons listed in the beneficial ownership table and if so, whether you have included these shares, which they have a right to acquire, in the table.

22. You disclose on page 70 that as a result of the 180 for 1 stock split of your ordinary shares, there will be 90,000,000 ordinary shares issued and outstanding before completion of this offering. However, we note from your disclosures throughout your document that there will be 9,000,000 ordinary shares issued and outstanding after the stock split. Please revise or advise.

23. Please provide us an analysis of any equity issuances since September 30, 2016 as well as any planned equity issuances. For each transaction:

- identify the parties, including any related parties;

- the purpose of the issuance;

- how you accounted or will account for the issuance;

- the nature of any consideration;

- the fair value and your basis for determining the fair value; and

    o indicate whether the fair value was contemporaneous or retrospective;

    o to the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

Please note we will be unable to complete our evaluation of your response until the initial public offering range has been disclosed.

Material Tax Consequences . . . , page 80

24. We note that disclosure in this section is the opinion of Ortoli Rosenstadt LLP, your U.S. counsel, and Gaopeng & Partners Law Firm, your PRC counsel. Please ensure that you file counsels' consents to the reference to their names and opinions in this section. Please also tell us supplementally whether you plan to file tax opinions as exhibits to the registration statement.

Enforceability of Civil Liabilities, page 85

25. Please ensure that you file the consents of your BVI counsel and Gaopeng and Partners Law Firm to the use of their name and opinion expressed in this section.

Financial Statements

General

26. We note that you conduct substantially all of your operations outside of the United States. To enhance our understanding of how you prepare your financial statements, we ask that you provide us information that will help us answer the following questions:

    - How do you maintain your books and records and prepare your financial statements? If you maintain your books and records in accordance with U.S. GAAP, describe the controls that you maintain to ensure that the activities you conduct and the transactions that you consummate are recorded in accordance with U.S. GAAP;

    - If you do not maintain your books and records in accordance with U.S. GAAP, describe the process that you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls that you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures;

    - What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

        o what role he or she takes in preparing your financial statements;

        o what relevant education and ongoing training he or she has had relating to U.S. GAAP;

        o the nature of his or her contractual or other relationship to you;

        o whether he or she holds and maintains any professional designations such as certified public accountant (U.S.) or certified management accountant; and

        o about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

- If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

    o the name and address of the accounting firm or organization;

    o the qualifications of their employees who perform the services for your company;

    o how and why they are qualified to prepare your financial statements;

    o how many hours they spent last year performing these services for you; and

    o the total amount of fees that you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

- If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us their names, but please tell us:

    o why you believe that they are qualified to prepare your financial statements;

    o how many hours they spent last year performing these services for you; and

    o the total amount of fees that you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

- We note that you do not currently have an audit committee. Therefore, please describe the extent of your current board of directors´ knowledge of U.S. GAAP.

27. Your disclosures indicate that a 180-for-1 stock split will occur immediately before this offering. Please note the requirement to revise your financial statements to give retroactive effect to the expected stock split and the related audit requirements of the event.

28. Please tell us what your operating segments and reportable segments are. If you have a single reportable segment, please provide the disclosures required by ASC

280-10-50-21(a) in regard to how you determined your reportable segments, including if operating segments have been aggregated.

29. You disclose on page 6 that your products are marketed and sold globally in Europe, East Asia, and Southeast Asia with plans to market your products and services in North America. Please tell us how you considered disclosing revenues from external customers attributed to your domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately. Refer to ASC 280-10-50-41.

30. Please provide the revenue by product disclosure as contemplated by ASC 280-10-50-40 in your notes to financial statements similar to the disclosure that you provide on page 36.

Note 2 – Significant Accounting Policies

Advances to Suppliers and Advance from Customers, page F-10

31. Please provide us an aging schedule of the advances to suppliers balance outstanding at September 30, 2016. Tell us how much of the balance has been subsequently credited through the receipt of goods and services through the latest date available.

Note 3 – Accounts Receivable, Page F-15

32. We note your bad debt expense for the year ended September 30, 2016 decreased even though there was an increase in both the amount of allowance for doubtful accounts and allowance as a percentage of accounts receivable from September 30, 2015 to September 30, 2016. Please advise if there was a change in the methodology used to arrive at your accounts receivable allowance. If the decrease was due to the collection of accounts receivable amounts for which you had previously recorded an allowance, please disclose the recovery amounts in an allowance rollforward schedule as required by Rule 12-09 of Regulation S-X.

Note 16 – Income Taxes, Page F-22

33. Please tell us your consideration of disclosing current and deferred tax expense for each year presented pursuant to ASC 740-10-50-9.

34. We note that the ''income before income taxes'' line in your income tax reconciliation table does not agree to your income statement. We further note that your income tax expense is reconciled to the PRC preferential tax rate of 15% instead of the PRC statutory tax rate of 25%. Please refer to the guidance found

Mr. Huang Jiancong
ZK International Group Co., Ltd.
February 10, 2017
Page 10

in ASC 740-10-50-12, and revise if needed or otherwise explain your use of a
preferential rate.

Note 17 – Subsequent Events, page F-22

35. You disclose that you received $231,000 from three individuals in December
2016 to fund your operations and in exchange you agreed to issue shares to these
individuals following the planned stock split. Please tell us the number of shares
that you agreed to issue and how the number of shares was determined, any
relationship you may have with these individuals, and how the transaction was
accounted for. To the extent that the number of these incremental shares is
material, please tell us what consideration you gave to reflecting these shares in
your pro forma capitalization tables on page 32 as well as providing pro forma net
tangible book value per share in addition to the historical net tangible book per
share in your dilution table on page 33.

Item 8 -- Exhibits and Financial Statement Schedules, page 91

36. Please tell us your consideration of the guidance in Article 5-04 of Regulation S-
X for presenting audited parent-only financial statements. In this regard, we note
your disclosures on restrictions of the Chinese laws and regulations on
distribution of dividends outside of China, as well as asset transfer and currency
conversion.

37. To the extent not disclosed in the notes to your financial statements, please
provide the information required by Rule 12-09 of Regulation S-X regarding your
valuation and qualifying accounts, including your allowance for doubtful accounts
for accounts receivable and advances to suppliers. See also the guidance found in
Rule 6-10 of Regulation S-X.

Undertakings, page 92

38. Provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page 94

39. The registration statement must be signed also by your authorized representative
in the United States. See Instruction 1 for signatures on Form F-1, and revise.

Exhibits

40. Please file the escrow agreement as an exhibit to the registration statement. See
General Instruction II.B of Form F-1 and Item 601(b)(10) of Regulation S-K.

41. Please file any patent license agreements between the company and your officers, directors or shareholders, as required by Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note your disclosure about these agreements on page 53 of the prospectus.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
        William S. Rosenstadt, Esq.
        Mengyi "Jason" Ye, Esq.
        Ortoli Rosenstadt LLP
        501 Madison Avenue, 14th Floor
        New York, NY 10022